FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Morganroth Joel	2. Issuer Name and Ticker or Trading Symbol eResearchTechnology, Inc. (ERES)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chariman and Chief Scientist
(Last) (First) (Middle) 1040 Stony Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April/22/2003
(Street) Gladwyne, PA 19035		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value(4)								600,000	D
Common Stock, $.01 par value(4)								614,400	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (Right to Buy)	28.28	04/22/03		A		20,000		(2)	04/22/13	Common Stock, $.01 par value	20,000		20,000	D
Option (Right to Buy)(4)	7.57	12/20/01						(2)	12/20/11	Common Stock, $.01 par value	22,500		22,500	D
Option (Right to Buy)(4)	3.37	05/21/01						(2)	05/21/11	Common Stock, $.01 par value	93,750		93,750	D
Option (Right to Buy)(4)	6.25	12/01/99						(3)	12/01/09	Common Stock, $.01 par value	37,500		37,500	D
Option (Right to Buy)(4)	5.09	02/04/99						(3)	02/04/09	Common Stock, $.01 par value	18,750		18,750	D
Option (Right to Buy)(4)	8.75	03/17/97						(3)	03/17/07	Common Stock, $.01 par value	15,000		15,000	D

Explanation of Responses:

(1) 14,400 shares are owned by a pension plan directed by and for the benefit of Dr. Morganroth. The remaining 600,000 shares are held in trust for Dr. Morganroth's children and Dr. Morganroth's spouse as trustee, of which Dr. Morganroth disclaims beneficial ownership.
(2) Options become exercisable in 4 equal annual installments beginning one year after date of grant and are fully exercisable 6 years prior to expiration.
(3) Options become exercisable in 5 equal annual installments beginning one year after date of grant and are fully exercisable 5 years prior to expiration.
(4) Holdings previously reported; included in this report only to reflect total holdings.

By: /s/ Joel Morganroth **Signature of Reporting Person	04/24/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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